EXHIBIT 12.1

Dycom Industries, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Year Ended
	October 27, 2012		July 28, 2012		July 30, 2011		July 31, 2010		July 25, 2009	July 26, 2008
	(Dollars in thousands)
Earnings, as defined:
Income (loss) from continuing operations before cumulative effect of changes in accounting principles	$11,861		$39,378		$16,107		$5,849		$(53,094)	$24,404
Income tax expense (benefit)	7,641		25,183		12,377		4,881		(1,405)	13,180
Fixed charges included in the determination of net income	5,963		24,001		22,185		20,292		21,921	20,520

Total earnings, as defined	$25,465		$88,562		$50,669		$31,022		$(32,578)	$58,104

Fixed charges, as defined:
Interest charges	$4,197		$16,745		$16,017		$14,272		$14,743	$13,096
Rental interest factor	1,766		7,256		6,168		6,020		7,178	7,424

Total fixed charges, as defined	$5,963		$24,001		$22,185		$20,292		$21,921	$20,520

Ratio of earnings to fixed charges	4.3	x	3.7	x	2.3	x	1.5	x	—	2.8	x